Vizsla Grows Tajitos; 32 Drill Holes Average
3.08 Metres True Width At 505 G/t Silver
Equivalent

(VZLA-TSX-V)

VANCOUVER, BC, May 19, 2021 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (OTCQB: VIZSF) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to provide results from ten new holes at the Tajitos Vein ("Tajitos") at the Panuco silver-gold project ("Panuco" or the "Project") in Mexico.

Highlights

   32 drill holes show an average vein width of 3.08 metres true width

   Weighted average grade of 505 g/t silver equivalent (329.0 g/t silver and 2.10 g/t gold)

   Mineralization extends over 575 metres in length, 250 metres deep and remains open to the northeast, southwest and at depth.

   Drillhole NP-21-29 intersected;

    513 g/t silver equivalent (390.7 grams per tonne ("g/t") silver and 1.56 g/t gold) over 7.76 metres true width ("mTW") from 207.45 metres including,

    1,423 g/t silver equivalent (1,156.8 g/t silver and 3.60 g/t gold) over 1.22 mTW from 208.65 metres

Note: All numbers are rounded. Silver equivalent is calculated using the following formula: Silver-equivalent = ((Au_g/t x 52.48) + (Ag_g/t x 0.5289)) / 0.5627. Metal price assumptions are $17.50 ounce silver and $1,700 ounce gold, recoveries assumptions are 96% gold and 94% silver, based on similar deposit types.

Vizsla President and CEO, Michael Konnert, commented: "Vizsla's in-country and technical team have done an excellent job building two main areas of focus for resource drilling. Today's results from Tajitos demonstrate a second significant zone of mineralization in addition to the Napoleon Vein. These averages further demonstrate the excellent vein widths and high grades at Tajitos and the Company is drilling to find the edges of mineralization ahead of completing a maiden resource estimate. Based on the success of drilling a second rig was moved to Tajitos in early May to accelerate resource drilling at the target."

Figure 1: Longitudinal section from Tajitos vein, looking to the northwest. All holes are labelled, and selected intersections are shown. (CNW Group/Vizsla Silver Corp.)

Tajitos Drilling detail

The Tajitos vein zone is located along the Cinco Senores Vein Corridor (Figure 1 and Figure 3) where drilling in 2020 and 2021 by Vizsla has returned high-grade mineralization. The Company is undertaking resource drilling on approximate 50 metre centres to define the extent of mineralization which now has over 575 metres of strike length.

Drilling has defined mineralization to the southwest and beneath the historic mine. Holes CS-21-23 and CS-21-24 add an additional 50m of strike length to the southwest with robust widths and grades (CS-21-23 returned a true width of 2.75 metres with a grade of 432 g/t silver equivalent). Mineralization is open with 600 metres of strike length to an interpreted intersection with the Napoleon Vein.

Drilling is expanding the central part of the vein to depth and the Company is planning to infill the entire panel to approximately 300 metres depth. Once a control on the wider vein zones is established, deeper drilling will commence to find the full extent of mineralization.

The Tajitos vein zone is composed of a quartz breccia vein with an early white locally banded quartz supporting diorite lithic clasts, followed by a later white to greyish quartz supporting brecciated clasts of earlier white quartz veins. This zone was then cut by a later white to clear quartz vein with local dark bands or patches of fine-grained sulphides that is cutting a zone of quartz pseudomorphs after bladed calcite and pink rhodochrosite. The better grades are in the earlier breccias associated with dark bands or dark patches of very fine-grained disseminated sulphides. This vein zone is hosted in a sequence of variably magnetic diorite and andesite.

Figure 2: Cross section through the Tajitos Vein with results labelled. (CNW Group/Vizsla Silver Corp.)

Complete table of Tajitos drill hole intersections

Drillhole	From (m)	To (m)	True Width (m)	Gold (g/t)	Silver (g/t)	Silver Equivalent (g/t)	Comment
CS-20-01	75.9	80.4	2.93	7.29	1,200.6	1,808.0
Incl.	78.65	79.8	0.75	16.13	2,209.6	3,581.2	Intersected mining void
CS-20-02	105	111.15	3.49	0.87	156.4	228.5
Incl.	110	110.7	0.40	5.28	989.0	1,422.0
CS-20-03	116.7	120	1.55	0.63	116.1	167.9
Incl.	116.7	117.9	2.55	1.3	191.0	300.8
CS-21-04	Intersected mine working in waste						Intersected mining void
CS-21-05	104.9	109.9	1.00	0.24	34.5	54.6
Incl.	106.35	107.8	0.29	0.58	90.7	139.6

CS-20-06	96	109.5	8.93	4.35	536.0	909.7	Intersected 3 voids
Incl.	96	107.8	4.99	7.68	946.8	1,606.5
CS-20-07	193.8	195.5	1.29	2.74	427.1	657.3
CS-20-08	231.55	234.8	1.79	0.73	78.7	141.8
CS-20-09	289.6	292.1	1.89	4.37	853.4	1,209.9
CS-20-10	208.5	213.05	4.15	0.09	12.5	20.5	Intersected mining void
CS-20-11	252.65	255.8	2.52	7.72	1,586.2	2,210.4
Incl.	253.5	254.5	0.80	23.10	4,420.0	6,308.9
CS-21-12	204.2	210.85	5.93	0.40	10.3	46.7	Intersected mining void
Incl.	210.15	210.85	0.62	3.47	36.9	358.3
CS-21-13	117.54	119.7	1.96	2.43	748.7	930.4
CS-21-14	153.85	155.35	1.03	0.29	24.7	50.4
CS-21-15	126.95	130.2	2.98	0.52	62.3	106.7
CS-21-16A	113.6	115.4	1.75	0.59	112.0	159.8
CS-21-17	143.7	146.25	2.10	1.46	200.5	324.8
Incl.	144.95	145.3	0.29	5.45	589.0	1,061.9
CS-21-18	109.15	114.5	5.00	2.08	316.7	491.4
Incl.	111.2	112.5	1.21	6.05	910.0	1,419.6
CS-21-19	147.8	152.65	4.32	1.62	225.6	363.3
Incl.	149.6	152.65	2.72	2.21	246.9	437.8
CS-21-20	124	129.15	4.48	4.52	350.9	751.5
Incl.	125.75	128.1	2.04	8.45	632.9	1,382.5
CS-21-21B	64.0	64.8	0.84	0.68	347.6	390.2
And	95.0	103.0	7.94	2.25	387.0	573.5
Incl.	97.5	103.0	5.46	3.14	531.6	792.2
Incl.	98.0	99.45	1.44	8.35	1,365.0	2,061.8
And	106.85	108.6	1.74	2.38	152.5	365.7
CS-21-22A	53.7	56.4	2.39	1.72	118.6	272.1
Incl.	55.5	56.4	0.80	4.07	271.0	634.3
CS-21-23	72.5	75.7	2.75	1.50	310.3	431.5
Incl.	72.5	73.5	0.86	3.96	876.0	1,192.7
CS-21-24	50.75	53.55	2.72	0.74	161.2	220.6
Incl.	50.75	52.15	1.35	1.27	284.0	385.4
CS-21-25	171.15	171.7	0.50	1.05	371.0	446.2
CS-21-26	181.9	184.5	2.39	1.39	86.4	211.2
Incl.	181.9	182.75	0.78	1.97	234.0	403.7
CS-21-27	191	196.4	5.22	0.41	94.4	127.1
CS-21-31			No significant values
CS-21-29	207.45	215.4	7.76	1.56	390.7	512.8
Incl.	208.65	209.9	1.22	3.60	1,156.8	1,423.4
CS-21-30	228.6	229.5	0.74	2.74	192.5	436.3	Intersected mining void
CS-21-31	No significant values						Intersected mining void
CS-21-32	No significant values						Intersected mining void

Table 1: Downhole drill intersections from the holes completed at the Tajitos Vein on the Cinco Senores Vein Corridor. Results are reported from new holes in red.

Note: All numbers are rounded. Silver equivalent is calculated using the following formula: Silver-equivalent = ((Au_g/t x 52.48) + (Ag_g/t x 0.5289)) / 0.5627. Metal price assumptions are $17.50 ounce silver and $1,700 ounce gold, recoveries assumptions are 96% gold and 94% silver, based on similar deposit types.

Figure 3: Plan map showing location of drill holes, mapped veins and surface sampling at the Tajitos prospect on the Cinco Senores Vein Corridor. Results are reported from new holes in red. Inset shows detail of Tajitos drill collar locations. (CNW Group/Vizsla Silver Corp.)

About the Panuco project

Vizsla has an option to acquire 100% of the newly consolidated 9,386.5-hectare Panuco district in southern Sinaloa, Mexico, near the city of Mazatlán. The option allows for the acquisition of over 75 kilometres of total vein extent, a 500 ton per day mill, 35 kilometres of underground mines, tailings facilities, roads, power and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

Drill Collar Information

Prospect	Drillhole	Easting	Northing	Elevation	Dip	Azimuth	Hole Depth
Tajitos	CS-20-01	404,284	2,586,957	562	-67	300	90.3
	CS-20-02	404,284	2,586,957	562	-77	300	151.5
	CS-20-03	404,284	2,586,957	562	-84	300	181.5
	CS-20-04	404,388	2,587,041	518	-71	256	199.6
	CS-20-05	404,286	2,586,958	562	-50	015	150.0
	CS-20-06	404,284	2,586,956	562	-51	238	139.5
	CS-20-07	404,367	2,586,946	577	-69	285	235.5
	CS-20-08	404,368	2,586,946	577	-78	285	345.0
	CS-20-09	404,458	2,586,924	526	-65	282	301.5
	CS-20-10	404,390	2,586,860	581	-45	292	240.0
	CS-20-11	404,390	2,586,860	581	-59	292	282.0
	CS-21-12	404,390	2,586,860	581	-30	277.5	230.6
	CS-21-13	404,261	2,586,788	550	-40	306	150.0
	CS-21-14	404,261	2,586,788	550	-59	306	230.1
	CS-21-15	404,247	2,586,720	542	-30	314	188.9
	CS-21-16A	404,247	2,586,719	542	-35	292	160.5
	CS-21-17	404,247	2,586,719	542	-46	314	180.0
	CS-21-18	404,247	2,587,719	542	-52	289	201.0
	CS-21-19	404,247	2,586,719	542	-58	314	202.5
	CS-21-20	404,247	2,586,719	542	-62.2	285	189.0
	CS-21-21B	404,246	2,586,719	542	-43	269.6	180.0
	CS-21-22A	404,131	2,586,538	542	-45	336.3	219.0
	CS-20-23	404,137	2,586,518	550	-56	336.6	201
	CS-20-24	404,136	2,586,517	550	-31	305	105
	CS-20-25	404,328	2,586,692	578	-35	261	231
	CS-20-26	404,328	2,586,692	579	-50	265.5	221.3
	CS-20-27	404,329	2,586,692	578	-59	264.9	280.5
	CS-20-28	404,329	2,586,692	578	-66	265	327
	CS-20-29	404,328	2,586,692	578	-57	286.2	228
	CS-20-30	404,329	2,586,692	578	-65	589.5	265.5
	CS-20-31	404,353	2,586,793	600	-47	299	231.9
	CS-20-32	404,353	2,586,793	600	-57	299	273

Table 2: Drill hole details. Coordinates in WGS84, Zone 13.

Quality Assurance / Quality Control

Drill core and rock samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver. The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

The Company's disclosure of technical or scientific information in this press release has been reviewed and approved by Martin Dupuis, P.Geo., Vice President of Technical Services for Vizsla Silver. Mr. Dupuis is a Qualified Person as defined under the terms of National Instrument 43-101.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward- looking statements or information relate to, among other things: the development of Panuco, including drilling programs and mobilization of drill rigs; future mineral exploration, development and production; and completion of a maiden resource estimate.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla, future growth potential for Vizsla and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Silver Corp.

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CO: Vizsla Silver Corp.

CNW 06:30e 19-MAY-21